December 31, 2020

Filed via EDGAR

Ms. Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Templeton ETF Trust (the “Trust”)

            (File Nos.  333-208873; 811-23124)

Dear Ms. White:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via telephone to J. Stephen Feinour, Jr. and Miranda Sturgis with regard to Post-Effective Amendment Nos. 71/75 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Commission on October 8, 2020 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”).  The Amendment was filed to register a new series of the Trust to be designated as the Franklin Exponential Data ETF (the “Fund”).  The Staff’s comments are summarized below, followed by the Fund’s responses thereto.  Terms not defined herein have the meaning set forth for that term in the Amendment.

1.         Comment:  Please update the Fund’s series and class identifiers in EDGAR with the Fund’s ticker symbol.

            Response:  The information will be updated as requested.

2.         Comment:  Please provide the Fund’s completed fee table and expense example to the Staff prior to the effective date of the Amendment.

            Response:  The completed fee table and expense example for the Fund is attached hereto as Exhibit A.

3.         Comment:  Please confirm whether the investment manager can recoup fees previously waived or expenses paid under the fee waiver and expense limitation agreement for the Fund and, if so, disclose the terms of such recoupment in the fee waiver footnote.

            Response:  The investment manager is not entitled to recoup fees waived or expenses paid under the Fund’s expense limitation arrangements. Therefore, no additional disclosure has been added.

4.         Comment:  Please explain how “other expenses” for the Fund were estimated for the current fiscal year and how the Fund determined that such estimate was reasonable.

            Response:  In accordance with Instruction 6(a) to Item 3 of Form N-1A, the Fund’s estimated “Other Expenses” reflect expenses the Fund expects to incur during the Fund’s initial fiscal year. In estimating these expenses, Franklin Advisers, Inc. (“FAV”), the Fund’s investment manager, considered the expenses paid by the Trust’s existing series (e.g., pursuant to the fee schedules of existing service provider agreements) as well as any differences in expense components, in light of projected asset levels. The Trust believes that this approach has produced estimated fees for the Fund that are reasonable.

5.         Comment:  In the Fund’s principal investment strategy disclosure, you state that the Fund invests, under normal market conditions, “at least 80% of its net assets in equity securities of companies that are relevant to the Fund’s investment theme of exponential data.” If applicable, please add “plus any borrowings for investment purposes” after “net assets.”

            Response:  The Trust notes that the following language is currently set forth in the statement of additional information (“SAI”) for the Fund under “Non-Fundamental Investment Policies”:  “Net assets for purposes of the 80% policy include the amount of any borrowings for investment purposes” (emphasis added).  Because the Fund does not intend to engage in borrowings for investment purposes as part of its principal investment strategies, we do not believe that disclosure in the prospectus of the impact of borrowings on the 80% policy for the Fund is needed or appropriate at this time.

6.         Comment:  Please revise the Fund’s Item 9 principal investment strategy disclosure to explain how the investment manager determines that a company is “substantially focused on and/or [is] expected to substantially benefit from” the Fund’s investment theme of exponential data.  In this respect, it is unclear (i) what “substantially” means and (ii) what analysis and data the investment manager will consider in determining that a company has substantial exposure to the Fund’s investment theme.  Please also supplementally provide the Staff with a list of five to ten companies that would be considered exponential data companies and explain how they fit within the theme.

            Response: In response to this comment, the Fund’s Item 9 principal investment strategy disclosure has been revised to add the following:

Companies that the investment manager believes are substantially focused on and/or are expected to substantially benefit from the development of the Fund’s investment theme are identified through the Fund’s thematic investing process designed to provide exposure to a portfolio of companies that are engaged in, facilitating or supporting emerging data technologies, applications, analytics, solutions and innovative use cases for data including artificial intelligence, machine learning and augmented and virtual reality.

            By way of example, the following five companies are considered by the investment manager to be “exponential data companies” for purposes of the Fund’s principal investment strategies:

1.      Data Creation: Facebook, Inc. (“Facebook”) is a market leader in generating and collecting data from application users. The company’s ability to organize tremendous amounts of unstructured data received from users in order to create targeted advertisements is integral to its business model and has resulted in its competitive advantage in the advertising space as compared to other mediums.

2.      Data Storage: MongoDB, Inc. (“MongoDB”) is a cross-platform document oriented database recognized as an industry leader in load balancing, file storage, replication, aggregation and other key data use cases.  The MongoDB database reduces the cost of storing data which in turn makes more data available for analysis.

3.      Data Analysis: Alteryx Inc. is a computer software company that specializes in data science and analytics products.

4.      Data Security: Crowdstrike Holdings, Inc. (“Crowdstrike”) provides endpoint security, threat intelligence and cyberattack response services.

5.      Data Transport: T-Mobile US, Inc. (“T-Mobile”) is well-positioned to be a leading beneficiary from new capabilities in faster data transmission in connection with the rollout of 5G network communications technology across the United States.

7.         Comment:  Please explain what “data cleaning” means somewhere in the prospectus.

            Response: The disclosure has been revised to add the following:

Data cleaning refers to the process of preparing a dataset for analysis by standardizing, removing or modifying data that is incorrect, incomplete, irrelevant, duplicated, or improperly formatted in an effort to maximize the accuracy of the dataset.

8.         Comment: Although the Fund’s Item 9 principal risk disclosure mentions the possible spread of disease as a risk factor, please consider specifically discussing the COVID-19 pandemic and how it affects the Fund’s investments (in the Item 4 and Item 9 risk disclosure sections). If you believe no additional disclosure is warranted, please explain supplementally why not.

            Response: In response to this comment, risk disclosure specifically discussing the COVID-19 pandemic has been added to the Fund’s Item 4 and Item 9 risk disclosure.

9.         Comment: Please consider revising the Fund’s “thematic investing” risk to address the possibility that securities selected in response to the Fund’s investment theme may be impacted by factors unrelated to the theme, especially with respect to companies that may have multiple lines of business, and that it may be difficult to isolate the theme impact from other factors affecting the Fund’s performance.

            Response:   The Fund has revised the thematic investing risk disclosure as follows:

Thematic Investing The Fund’s investment strategies incorporate the identification of thematic investment opportunities and its performance may be negatively impacted if the investment manager does not correctly identify such opportunities or if the theme develops in an unexpected manner. Performance may also be negatively impacted if the securities selected for the Fund’s portfolios do not benefit from the development of the Fund’s investment theme.  Securities selected pursuant to the Fund’s investment theme may be impacted by factors unrelated to the theme, particularly with respect to companies that may have multiple lines of business, and may underperform. Adverse developments and risks unrelated to the Fund’s investment theme affecting companies in which the Fund invests may negatively impact the Fund’s performance.

The Fund’s thematic investments will also subject the Fund to growth style investing risks. Growth stock prices reflect projections of future earnings or revenues, and can, therefore, fall dramatically if the company fails to meet those projections. Growth stocks may be more expensive relative to their current earnings or assets compared to value or other stocks, and if earnings growth expectations moderate, their valuations may return to more typical norms, causing their stock prices to fall. Prices of these companies’ securities may be more volatile than other securities, particularly over the short term.

10.       Comment: Please confirm the Fund’s investment management agreement will be filed as an Exhibit to the Trust’s Part C.

            Response: The Trust confirms that the Fund’s investment management agreement will be filed as an exhibit in the Trust's Part C.

Please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Navid Tofigh

Navid Tofigh

Vice President and Secretary

Franklin Templeton ETF Trust

cc: Julie Patel

Exhibit A

Franklin Exponential Data ETF

Fees and Expenses of the Fund

The following table describes the fees and expenses that you will incur if you buy, hold and sell shares of the Fund. You may also incur other fees, such as usual and customary brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and the Example that follows.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.50%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.25%
Total annual Fund operating expenses	0.75%
Fee waiver and/or expense reimbursement[2]	(0.25)%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[2]	0.50%

1. Other expenses are based on estimated amounts for the current fiscal year.

2. The investment manager has contractually agreed to waive or assume certain expenses so that total annual Fund operating expenses (including acquired fund fees and expenses, but excluding certain non-routine expenses) for the Fund do not exceed 0.50% until July 31, 2022. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time period set forth above.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of the period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The Example reflects adjustments made to the Fund’s operating expenses due to the fee waivers and/or expense reimbursements by management for the 1 Year numbers only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$51	$215